UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MUELLER WATER PRODUCTS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	0001-32892	20-3547095
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1200 Abernathy Road N.E. Suite 1200 Atlanta, Georgia 30328		30328
(Address of Principal Executive Offices)		(Zip Code)

Steven S. Heinrichs
Executive Vice President, Chief Legal and Compliance Officer and Secretary
(770) 206-4200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 - Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
Mueller Water Products, Inc. (“Mueller”) is furnishing this report to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The term “conflict mineral” is defined to include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives (tin, tantalum and tungsten), unless the Secretary of State determines that additional minerals or their derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). The Rule imposes reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products.
Mueller has adopted a Supplier Code of Conduct that supports the goals expressed by Congress in enacting Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Supplier Code of Conduct supports Mueller’s commitment to complying with the due diligence obligations required by SEC rules and regulations and Mueller’s expectations from its suppliers regarding conflict minerals disclosures. In addition, the Supplier Code of Conduct includes language requiring suppliers to represent to Mueller that all materials supplied by them are sourced responsibly. The Supplier Code of Conduct resides on Mueller’s corporate website (https://www.muellerwaterproducts.com/environmental-social-and-governance). The information on Mueller’s website and information accessible through it are not incorporated into this specialized disclosure report.
Conflict Minerals Disclosure.
Reasonable Country of Origin Inquiry and Determination. Individuals with primary responsibility for purchasing materials and components at each of Mueller’s business units conducted in good faith a reasonable country of origin inquiry with respect to products Mueller manufactured or contracted for manufacture during calendar year 2022 (the “Reporting Period”). The scope of the inquiry included all (i) foreign suppliers and (ii) domestic suppliers from whom Mueller’s primary business units purchased in excess of a minimum value threshold of materials and components during the Reporting Period. Supplier engagement included, among other efforts, delivery of (A) an introductory email requesting information concerning the presence of conflict minerals in the supplier’s goods and (B) subsequent emails intended to prompt non-responsive suppliers to respond.
Based on the responses received as a result of its reasonable country of origin inquiry, Mueller has determined that, with respect to necessary conflict minerals in products Mueller manufactured or contracted for manufacture during the Reporting Period, Mueller does not have sufficient reason to believe that the conflict minerals did not originate in a Covered Country or were from recycled or scrap sources.
Consistent with the public statement of the staff of the Securities and Exchange Commission made public on April 7, 2017, Mueller has provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.
The information discussed above is also available at www.muellerwaterproducts.com/conflictmineralsdisclosure. The website and information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02 - Exhibits.
Not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 31, 2023	MUELLER WATER PRODUCTS, INC.

	By:	/s/ Marietta Edmunds Zakas
Marietta Edmunds Zakas
Executive Vice President and Chief Financial Officer